Exhibit 3.1

Text of Amendments to Bylaws of Caesars Entertainment Corporation

Rights Agreement Amendment

The following is added as Article IX of the By-Laws of the Company:

ARTICLE IX,

RIGHTS PLANS

A.

Except as provided in paragraph B, so long as the Icahn Group, together with the Icahn Affiliates, beneficially owns an aggregate Net Long Position in at least 3.0% of the total outstanding common stock, par value $0.01 per share, of the Corporation (“Common Shares”) (as adjusted for any stock dividends, combinations, splits, recapitalizations or similar type events), any Rights Plan adopted by the Board of Directors shall have a triggering “Acquiring Person” beneficial ownership threshold of 20% or higher. If the Board of Directors adopts a Rights Plan, such Rights Plan will be put to a vote of stockholders within 135 days of the date of adoption of such Rights Plan (the “135th Day Deadline”). If the Corporation fails to hold a stockholder vote on or prior to the 135th Day Deadline, then the Rights Plan shall automatically terminate on the 135th Day Deadline. If a stockholder vote is held on the Rights Plan and it is not approved by the holders of a majority of shares voted, then the Rights Plan shall expire on a date not later than the 135th Day Deadline. The term “beneficial ownership” as used in the Rights Plan shall mean beneficial ownership as such term is defined in Rule 13d-3 promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended and in effect from time to time (the “Exchange Act”)). The term “Rights Plan” shall mean any plan or arrangement of the sort commonly referred to as a “rights plan” or “stockholder rights plan” or “shareholder rights plan” or “poison pill” that is designed to increase the cost to a potential acquirer of exceeding the applicable ownership thresholds through the issuance of new rights, common stock or preferred stock (or any other security or device that may be issued to stockholders of the Corporation other than ratably to all stockholders of the Corporation) that carry severe redemption provisions, favorable purchase provisions or otherwise, and any related rights agreement that effectuates the Rights Plan.

B.

The Board of Directors may, with the approval of the Icahn Designees (so long as there are Icahn Designees serving on the Board of Directors), adopt a Rights Plan to protect the Corporation’s NOL; provided that (i) at the time of the Board of Directors’ determination, there are aggregate “owner shifts” (as defined in Section 382 of the Internal Revenue Code) of at least thirty (30) percentage points; (ii) an “ownership change” of the Corporation (as defined in Section 382) would significantly reduce the present value of the NOLs; (iii) the duration of the Rights Plan will be no longer than three years; (iv) the Rights Plan will not apply to the Icahn Group’s or any other shareholders’ then-existing beneficial ownership in the Common Shares, but, for the avoidance of doubt, will apply to the acquisition by the Icahn Group or any such other shareholder of beneficial ownership of any additional Common Shares; and (v) the Board of Directors is not adopting such Rights Plan with the intent to circumvent its obligations under Section 1(e) of the Director Appointment and Nomination Agreement referred to in the next sentence or the Corporation’s By-Laws or Charter. For purposes hereof, “Icahn Group”, “Icahn Affiliates”, “Icahn Designees” and “Net Long Position” shall have the meanings set forth in that certain Director Appointment and Nomination Agreement, dated as of March 1, 2019, among the Corporation, Mr. Carl Icahn and the other parties thereto, which was filed with the SEC on March 1, 2019.

Special Meeting Amendments

The final sentence of Article II, Section 1 of the By-Laws of the Company is hereby amended by replacing it in its entirety with the following:

Any previously scheduled meeting of the stockholders that was called by the Board of Directors (and not by or at the direction of stockholders) may be postponed, and (unless the Certificate of Incorporation otherwise provides) any special meeting of the stockholders that was called by the Board of Directors (and not by or at the direction of stockholders) may be cancelled, by resolution of the Board of Directors upon public announcement given prior to the date previously scheduled for such meeting of stockholders that was called by the Board of Directors (and not by or at the direction of stockholders).

Article II, Section 3 of the By-Laws of the Company is hereby amended by replacing it in its entirety with the following:

SECTION 3. Special Meetings. Subject to the rights of the holders of any series of stock having a preference over the Common Stock of the Corporation as to dividends or upon liquidation (“Preferred Stock”) with respect to such series of Preferred Stock, unless otherwise prescribed by law or by the Certificate of Incorporation, special meetings of stockholders, for any purpose or purposes, may only be called by a majority of the entire Board of Directors or stockholders of the Corporation holding at least 15% of the Common Stock of the Corporation, in the aggregate. The Board of Directors may postpone, reschedule or cancel any special meeting of stockholders previously called or scheduled by a majority of the entire Board of Directors; provided, however, notwithstanding anything in these bylaws to the contrary, the Board of Directors may not postpone or cancel any special meeting of stockholders called or scheduled by any stockholder(s) of the Corporation. Notice of a special meeting stating the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders may be deemed to be present at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for determining stockholders entitled to notice of the meeting), and the purpose or purposes of the meeting shall be given to each stockholder entitled to vote at such meeting, as of the record date for determining the stockholders entitled to notice of the meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting, unless otherwise provided by law or these By-Laws. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting.